Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA 94304-1114  |  tel 650.233.4500  |  fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

March 7, 2017

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Amanda Ravitz Tim Buchmiller Brian Soares Kate Tillan Eric Atallah

RE:	Techpoint, Inc. Draft Registration Statement on Form S-1: Submission #2 Originally submitted on May 13, 2016 CIK No. 0001556898

Dear Ms. Ravitz:

Techpoint, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated June 9, 2016. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff three marked copies of Confidential Submission Number 2 (“Submission #2”) of the draft registration statement on Form S-1 (the “Registration Statement”) as confidentially submitted to the Commission, marked against Confidential Submission Number 1 of the Registration Statement as confidentially submitted to the Commission on May 13, 2016. If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies. All page number references contained in the Registrant’s responses below correspond to the page numbers in Submission #2.

March 7, 2017

Prospectus Cover Page

1.	We note your disclosure on the cover page that the JDSs will be “offered in Japan and to investors located in jurisdictions other than the United States” and on page 7 that “no offering of the JDSs or [y]our common stock is presently planned in the United States.” We also note your disclosure on page 28 that there has been “no offering to date of JDSs,” an “instrument recently authorized by Japanese law.” Given that you do not appear to intend to make an offering of your securities in the United States and the novelty of the JDSs, please tell us why you are registering an offering of your securities in the United States at this time. Please include in your analysis why you have chosen a Securities Act registration statement for the purposes you intend to accomplish and if there are other registration forms that would accomplish those same purposes.

Response: If the Registrant did not register the offering in the United States, it would be required to comply with Regulation S of the Securities Act of 1933, as amended, or some other exemption from the registration requirements of the Securities Act for its offering in Japan.

Securities issued pursuant to Regulation S are subject to certain resale restrictions, require the purchaser to make certain certifications and must contain a restrictive legend. The Registrant, in consultation with its underwriter and legal advisors, determined that the offering will be better facilitated and have a higher likelihood of completion if the securities are registered under the Securities Act, and not subject to the restrictions and limitations of Regulation S. Given the Registrant’s operations are principally in the United States, the Registrant also believes that its securities issued in this offering should be registered to address the potential flow back of the securities to U.S. residents.

Offerings conducted pursuant to Regulation A+ have certain restrictions, including those on offering size and composition. The Registrant, in consultation with its underwriter and legal advisors, determined that for business reasons, the offering may not fit within these restrictions and limitations and therefore the offering will be better facilitated and have a higher likelihood of completion if the securities are registered under the Securities Act. Similarly, because trading in Japan is expected to begin immediately among a largely retail investor group, the Registrant determined that an offering exempt from registration under the Securities Act, in conjunction with an Exchange Act registration on a Form 10, would not offer the same likelihood of success for the overall transaction and offering.

Furthermore, the Registrant, in consultation with its underwriter and Japanese legal advisors, determined that its registration and listing processes in Japan would be eased if the securities are registered under the Securities Act, as such authorities have greater familiarity with offerings conducted under that structure.

March 7, 2017

2.	Please confirm that you will not request effectiveness of your registration statement until such time as the offering of your securities in Japan has been approved or tell us how you intend to comply with Securities Act Rule 415.

Response: The Registrant supplementally advises the Staff that it will not request effectiveness of the Registration Statement until such time as the offering contemplated thereby has been approved by relevant authorities in Japan.

Prospectus Summary, page 1

3.	It is unclear from your disclosure throughout your prospectus whether you intend to list your JDSs, your common stock, or both on the Tokyo Stock Exchange. For example, we note your disclosure on page 88 indicates that you intend to apply to list your common stock on the Tokyo Stock Exchange, your disclosure on the prospectus cover page indicates that your shares of common stock will not be traded on any securities exchange in connection with this offering, your disclosure on page 28 indicates that you intend to list the JDSs and your underlying common stock on the Tokyo Stock Exchange, and your disclosure on page 89 indicates that you decided to list the JDSs instead of your common stock. Please revise your prospectus for consistency as to which securities will be listed on the TSE. Further, if you intend to list your common stock on the Tokyo Stock Exchange, please tell us why you believe the fair value of your common stock will be determined based on the closing price of the JDSs, as you state at the bottom of page 55.

Response: The Registrant has revised the disclosure throughout the Registration Statement, including on pages 28, 88 and 89 in response to the Staff’s comment as requested to clarify that only the JDSs will be listed.

4.	In an appropriate location in your prospectus summary, please indicate, if true, that you do not presently intend to facilitate secondary trading of your JDSs or your common stock in the United States such as on the New York Stock Exchange or any of the Nasdaq markets.

Response: The Registrant has revised the disclosure on pages 4 and 7 of the Registration Statement in response to the Staff’s comment as requested.

March 7, 2017

Overview, page 1

5.	The first sentence in this section suggests that you sell integrated circuits in the automotive video market. Please revise to reconcile this disclosure with your disclosure in the third paragraph that you anticipate shipping products for that market in the second half of 2016 and have not recognized significant revenue on sales in that market as of March 31, 2016.

Response: The Registrant has revised the disclosure on pages 1, 44 and 48 of the Registration Statement in response to the Staff’s comment to include automotive revenue recognized during fiscal year 2016.

6.	Please balance your disclosure to indicate, if true, that one of your distributors, Phitec, accounted for 82% of your revenue in 2015, that Hikvision accounted for 78% of your revenue in 2015 and that all of your sales to Hikvision in 2015 were through Phitec. Also, if known, please disclose whether Phitec or Hikvision make the decision to purchase your products.

Response: The Registrant has revised the disclosure on pages 1, 11-12, 63 and 67 of the Registration Statement in response to the Staff’s comment.

Implications of Being an Emerging Growth Company, page 5

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Registrant notes the Staff’s comment and will supplementally provide copies of all written communications that the Registrant, or anyone authorized to do so on the Registrant’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act. To date, there have been none.

The Offering, page 6

8.	Please provide more detail as to what a JDS actually is.

Response: The Registrant has included the requested disclosure on page 6 of the Registration Statement in response to the Staff’s comment as requested.

March 7, 2017

Information Regarding Forward-Looking Statements, page 34

9.	We note your disclosure in the last paragraph on this page that “neither [you] nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.” You may not disclaim responsibility for your disclosure. Please revise your disclosure to remove any implication that you disclaim responsibility for the disclosures contained in your prospectus.

Response: The Registrant has revised the disclosure on page 34 of the Registration Statement in response to the Staff’s comment as requested.

Capitalization, page 38

10.	You disclose here and on page F-7 that your preferred stock will be automatically converted upon the closing of the IPO. Please tell us the basis for your statement given your disclosure on page F-18 that the conversion only occurs if the offering yields proceeds in excess of $25 million. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response: The Registrant supplementally advises the Staff that for purposes of the current draft of the Registration Statement, the Registrant has assumed the $25 million offering threshold will be met and trigger an automatic conversion of its preferred stock. In the event that, as the offering negotiations proceed, the Registrant determines this is doubtful it will update the disclosure in the Registration Statement.

Results of Operations, page 47

11.	We note your disclosure beginning on page 45 that gross margins are one of the key factors affecting your results of operations. Please revise to discuss your gross margins, and any other key performance indicators, that management uses to manage the business and that would be material to investors. Please refer to Regulation S-K Item 303 and the related SEC Interpretive Release No. 33-8350 (December 19, 2003).

Response: The Registrant has revised the disclosure on page 49 of the Registration Statement in response to the Staff’s comment as requested. Additionally, the Registrant considered additional key performance indicators but determined that no other key performance indicator provided material information about the Registrant’s results of operations for the periods presented.

March 7, 2017

Comparison of the Years Ended December 31, 2015 and December 31, 2014, page 48

12.	Please include quantification of the extent of the contribution of each of two or more factors where it is necessary to an understanding of a material change. For instance, we note that cost of revenue increased by $4.9 million due to several factors, but we do not see the individual factors quantified. Refer to Instruction 4 to Item 303(a) of Regulation S-K and Item III.D of SEC Release 33-6835.

Response: The Registrant has revised the disclosure on pages 48-50 of the Registration Statement in response to the Staff’s comment. The Registrant has included quantification measures when describing material changes between the years ended December 31, 2016 and December 31, 2015.

Stock-based Compensation, page 54

13.	When pricing information for this offering is available, please tell us the significant reasons for any material differences between your last fair value determination and the midpoint of the estimated IPO price range.

Response: The Registrant acknowledges the Staff’s comment and will supplementally provide the requested information under separate cover once the Registrant, in consultation with its underwriter, has determined an estimated offering price range.

Principal and Selling Stockholders, page 83

14.	Please revise this section to clarify whether the stockholders identified in the table will continue to own shares of common stock directly after the offering or if they will own JDSs.

Response: The Registrant has revised the disclosure on page 83 of the Registration Statement in response to the Staff’s comment.

Description of Japanese Depositary Shares, page 89

15.	We note on page 4 of the prospectus you characterize JDSs as “a relatively new and previously unused form of derivative security.” On page 89 you state JDSs are the “Japanese counterpart to American Depositary Shares” and on the same page refer to JDSs as “derivative securities.” We do not consider an ADS to be a derivative security but rather a security that represents an ownership interest in deposited securities, which is what a JDS appears to be. Please explain what characteristics a JDS has that would make it a derivative security.

Response: The Registrant has revised the disclosure on pages 4, 28 and 89 of the Registration Statement in response to the Staff’s comment as requested.

March 7, 2017

Consolidated Statements of Operation, page F-4

16.	Please revise to separately state the amount of your goodwill impairment. Refer to ASC 350-20-45-2.

Response: The Registrant acknowledges the Staff’s comment, but notes that such goodwill impairment was incurred during fiscal year 2014 and fully impaired as of December 31, 2014. In accordance with the disclosure obligations outlined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, for which the Registrant qualifies, the Registrant need not present more than two years of audited financial statements. The Registrant advises the Staff that no goodwill impairment was recorded during the years presented in Submission #2.

Inventories, page F-8

17.	You disclose that you value your inventories on a FIFO basis and also using standard costs to approximate average actual cost. Please explain how you use these two different costing methods. Refer to ASC 330-10-30-9 and 30-12.

Response: The Registrant has revised the disclosure on page F-8 of the Registration Statement in response to the Staff’s comment to clarify that cost is computed using standard cost, which approximates actual cost determined on a first-in, first out basis.

18.	Please tell us why you disclose that you charge the costs associated with provisions for excess quantity and technological obsolescence as incurred. Tell us how you considered ASC 330-10-35

Response: The Registrant has revised the disclosure on page F-8 of the Registration Statement in response to the Staff’s comment to clarify that, in accordance with ASC 330-10-35-4, write downs for excess quantity and technological obsolescence are charged to cost of sales when evidence indicates clearly that a loss has been sustained.

March 7, 2017

Note 5 – Segment Information, page F-16

19.	We note your disclosure on page 63 of three different product lines: HD-TVI Transmitters, HD-TVI Receivers and HD-SDI Receivers. Please tell us why you did not provide the disclosures specified by ASC 280-10-50-40.

Response: The Registrant has revised the chart on page 62 of the Registration Statement to clarify that the Registrant has two product lines: Security Surveillance and Automotive. The Registrant has added disclosure on page F-15 of the Registration Statement in response to the Staff’s comment to present revenue disaggregated by these product lines.

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via electronic mail to the attention of Ryan Delaney at ryan.delaney@pillsuburylaw.com or (650) 233-4051 and to the undersigned (jim.masetti@pillsburylaw.com).

Very truly yours, James J. Masetti

cc        Fumihiro Kozato, President and Chief Executive Officer